November 19, 2012

John Grzeskiewicz

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

CCA Investments Trust, File Nos. 333-184138, 811-22753

Dear Mr. Grzeskiewicz:

On September 27, 2012, CCA Investments Trust (the “Registrant”), on behalf of the CCA Aggressive Return Fund and CCA Core Return Fund (the“Funds”), a series of the Registrant, filed its Initial Registration Statement under the Securities Act of 1933 on Form N-1A.  You provided comments dated October 26, 2012.  Please find below a summary of those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.   A marked version of relevant portions of the registration are attached to aid in the review of the Registrant’s responses.

General Comments

1.

Please supply the undersigned with copies of any exemptive application and any no-action request the Trust has submitted, or will submit, in connection with registration of its shares.

RESPONSE:

The Registrant does not intend to submit any exemptive application or no-action request.

2.

Please review and revise the prospectus where necessary so as to conform to the Commission’s plain English requirements of Rule 421 under Regulation C under the Securities Act of 1933. See Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998).

RESPONSE:

The Registrant acknowledges this comment and believes that the current draft is in plain English.

3.

We may have more comments on disclosure included in any subsequent pre-effective amendment.

RESPONSE:

The Registrant acknowledges this comment and will address any additional comments upon receipt.

4.

All registrants are reminded of their obligation to file electronic reports with respect to their fidelity bond coverage under Rule 17g-1 (g) under the Investment Company Act of 1940 (the “1940 Act”).

RESPONSE:

Registrant will file a report with respect to its fidelity bond coverage as required.

5.

We note that portions of the disclosure have been left blank. We may have further comments on such portions when you complete them in a pre-effective amendment, or on disclosure made in response to this letter, or on exhibits added in a pre-effective amendment.

RESPONSE:

The Registrant acknowledges this comment.

6.

There is no series identifier for the CCA Total Market Fund with this filing.  Instead, there is a series identifier for the CCA Core Return Fund (S00039280) which is not discussed in this filing. There is no series identifier for the CCA Aggressive Opportunities Fund but there is one for the CCA Aggressive Return Fund (S000039279)which is not discussed in this filing. Please correct these discrepancies with the next pre-effective amendment.

RESPONSE:

As we discussed, the EDGAR filing of the Prospectus by mistake included a draft that referenced the names of the series that were changed.  The attached draft includes correct names that match the names of the series identifiers.

Prospectus

CCA AGGRESSIVE RETURN FUND SUMMARY

Fees and Expenses of the Fund

7.

With respect to the third footnote to the fee table, please confirm in your response letter that the fee waiver and expense reimbursement arrangement (a) is in writing, (b) that it will be filed as an exhibit by pre-effective amendment, and (c) that it will be in effect for no less than one year from the effective date of this registration statement.

RESPONSE:

The Registrant confirms that the three conditions enumerated above will be met.

Principal Investment Strategies

8.

In your response letter, please confirm that the Fund is relying on either Section 12(d)(l )(F) or (G) of the 1940 Act. If the Fund is relying on neither, please inform the staff whether the registrant intends to submit an application for an exemptive order. If not, please explain why the registrant does not consider such an application necessary.

RESPONSE:

The Registrant confirms that the Fund is relying on Section 12(d)(1)(F) of the 1940 Act.

9.

(a) Disclose the maturities and credit ratings of the bonds in which the Fund or the underlying funds may invest. (b) lf the Fund can invest in bonds of any maturity or credit rating, provide disclosure to that effect. (c) In addition, please clarify to what extent the Fund will invest in fixed income securities. (d) The Fund appears to be able to be significantly invested in small cap equity and non-investment grade fixed income securities. If this is true, please revise the disclosure in the Fund Summary to make this clear and to emphasize the risks of such securities.

RESPONSE:

The Registrant has amended the disclosure as requested and a copy of the revised Prospectus, marked to show changes is included with this filing.  As to comment 9(d), the Registrant believes the “Smaller Company Risk” and “High Yield (Junk) Bond Risk” disclosures adequately emphasize the risks.

10.

Please amplify the disclosure to explain what is meant by “expected return sensitivity.”

RESPONSE:

The Registrant has amended the disclosure to add the following explanation:

For this purpose, expected return sensitivity of a security is CCA’s estimation of the volatility of the security relative to the volatility of the global equity and fixed income markets.

11.

Please disclose what factors are taken into account when characterizing equity and fixed income securities as “investable.”

RESPONSE:

The Registrant has amended the disclosure to add the following explanation:

CCA considers an equity security to be investable if the security is publicly traded and has a market capitalization of $50 million or more.  CCA considers a fixed income security to be investable if the security is rated CCC or higher by S&P or Caa2 or higher by Moody’s.

12.

Please disclose the frequency of the “periodic scoring and ranking” of the universe of investable securities. Will it be done daily, weekly, monthly, semiannually, or annually? If there is no set schedule for this “periodic” review, disclose what circumstances would prompt such a review and substitute another word for “periodic”.

RESPONSE:

The Registrant has amended the disclosure to provide that the scoring and ranking is done every two months.

13.

(a) The last paragraph of this section suggests that the two Funds will be marketed in tandem. Please confirm in your response letter that this is the case and explain what measures, if any, will be taken to discourage investors from purchasing only the shares of the [CCA Aggressive Opportunities Fund]. (b) Please move the discussion of the investment objective and strategy of the [CCA Total Market Fund] from the Fund Summary to another part of the prospectus, such as “Additional Information about the Fund’s Principal Investment Strategies and Related Risks.”

RESPONSE:

The Funds will be marketed in tandem, but no measures will be taken to discourage investors from purchasing only the shares of the CCA Aggressive Return Fund.  The discussion has been moved as you requested.

Principal Investment Risks

14.

This Fund appears to be non-diversified. If this is the case, add a discussion of the risks of non-diversification. If this is not the case, include in the prospectus or the statement of additional information a fundamental policy that the Fund will operate as a diversified company as defined in section 5(b)(l) of the 1940 Act.

RESPONSE:

The Fund is a diversified fund, and disclosure will be added to the SAI to indicate that this is a fundamental policy.

15.

Underlying Fund Risk- Please expand the disclosure under “Principal Investment Strategies” to explain how investments in other mutual funds, closed-end funds, and ETFs further the Fund’s goals and strategy. Disclose also the extent to which the Fund will invest in other investment companies.

RESPONSE:

Registrant has amended the disclosure to add the following (ETFs are the only underlying funds that will be a principal strategy):

The Fund may also invest in exchange traded funds (ETFs) to gain exposure to a geographic or other sector of the markets if CCA deems it more efficient to do so than to invest in individual securities.

As a supplemental comment, the Registrant wishes to reserve the ability to invest up to 100% of the Fund’s assets in ETFs.  Until the Fund reaches a size large enough to invest in a diversified group of individual securities, the Registrant anticipates that it will be more efficient to invest in ETFs.  That also may be the case when the Fund has net purchases below a threshold that would justify the expense of investing in a large basket of individual securities.

16.

Leverage Risk- Please expand the disclosure under “Principal Investment Strategies” to explain how borrowing is used in the furtherance of the Fund’s goals, the extent to which the Fund intends to use leverage, and the leveraging techniques employed by the Fund. In addition, please confirm to the staff that any borrowing costs have been included in the fee table.

RESPONSE:

The Registrant has amended the disclosure to add the following:

The Fund may borrow money from banks to help manage Fund inflows and outflows, such as to avoid having to sell portfolio investments in order to meet net redemptions.  The Fund also may borrow money from banks to make additional portfolio investments when the sub-adviser believes market conditions are appropriate.  The Fund may borrow an amount equal to as much as one-third of the value of its total assets (which includes the amount borrowed).

The Registrant confirms that any borrowing costs will be included in the fee table (no borrowing costs are anticipated for the first year of operations).

CCA CORE RETURN FUND SUMMARY

17.

See Comments 7 through 16.

RESPONSE:

The responses are the same as for the Aggressive Return Fund, except that the disclosure differs with respect to Comment 9.

18.

Amplify the disclosure under “Principal Investment Strategies” by explaining how the Fund intends to further its investment objective of income.

RESPONSE:

The Registrant has determined to change the objective of both Funds to long-term total return.

ADDITIONAL INFORMATION ABOUT THE FUNDS’ PRINCIPALINVESTMENT STRATEGIES AND RELATED RISKS

PRINCIPAL INVESTMENT STRATEGIES:

CCA Core Return Fund

19.

Do the issuers that comprise the MSCI ACWI Index and the Barclays Global Aggregate Index constitute the Fund’s universe of “investable” securities? How are these Indices tracked: by replication or by sampling? Please clarify the disclosure as appropriate. Will either of these Indices be used by the Fund as its benchmark index?

RESPONSE:

The universe of “investable” securities include some securities that are not included in the MSCI ACWI Index or the Barclays Global Aggregate Index, but the indices are generally representative of the universe.  The Funds will not track the indices but as described will sample in order to correspond to the performance of the top decile (for the Aggressive Return Fund) and the other nine deciles (for the Core Return Fund).  The securities in the deciles will vary from time to time.  The Registrant believes the disclosure is adequate in this regard.  The benchmark for each Fund will be 50% MSCI ACWI Index and 50% Barclays Global Aggregate Index.

PORTFOLIO MANAGERS:

Prior Performance Information:

20.

Revise the heading for this section and for the accompanying table to make it absolutely clear that the performance information relates to the separate managed accounts managed by the sub-adviser.

RESPONSE:

The Registrant has amended the disclosure as requested.

21.

Disclose the tax status and the regulatory classification (i.e. private equity fund, offshore fund, common trust fund, etc.) of the separate managed accounts.

RESPONSE:

As we discussed, the composite of separately managed accounts includes both taxable and tax deferred accounts.

22.

(a) The disclosure should include a statement that the separate managed accounts represent all of the accounts managed by the sub-adviser that are substantially similar to the CCA Core Return Fund. (b) Please confirm to the staff that the performance will be net of all actual expenses, including any sales loads. (c) Please inform the staff in your response letter your basis for excluding “returns from cash and cash equivalents in the Composite accounts” in the performance calculations. (d) Please also explain in your response letter your basis for excluding “expenses incurred with respect to interest, dividends on securities sold short and acquire fund fees and expenses ”from the estimated offering expenses of the Investor Class. (e) If the standardized SEC method is not used to calculate the prior performance, the prospectus should disclose how the performance was calculated and that the method differs from the standardized SEC method.

RESPONSE:

(a) The requested disclosure has been included. (b) The Registrant confirms that the performance will be shown net of estimated operating expenses of each share class of the CCA Core Return Fund, including the effect of the expense limitation agreement. The Fund does not have sales loads. (c) The response has been revised to include returns from cash and cash equivalents in the Composite accounts. (d) These expenses will not be excluded from the performance calculations, and the referenced disclosure has been deleted. (e) The disclosure has been revised as requested to disclose how the performance was calculated and that the method differs from the standardized SEC method.

23.

Please identify the no-action letter or other precedent upon which the registrant is relying and describe how the Fund’s use of the performance of the separate managed accounts complies with the criteria and conditions set forth in the no-action letter or precedent.

RESPONSE:

The Registrant is relying upon Nicholas-Applegate Mutual Funds (pub. avail. August 6, 1996) and the sub-adviser has or will certify that it complies with the conditions of the no-action letter.

FREQUENT PURCHASES AND REDEMPTIONS OF FUND SHARES

24.

Item 11(e)(3)(iii) of Form N-1 A requires that each of the policies and procedures for deterring frequent purchases and redemptions be described with specificity. (Emphasis added). For example, disclose the specific numbers of purchases, redemptions, and exchanges that may be made within a given time period, the minimum holding period before an investor may make an exchange into another fund, etc. Revise the disclosure as appropriate.

RESPONSE:

The disclosure will be revised as requested.

Back cover page of the prospectus

25.

The names of two other funds, rather than the two Funds of this prospectus, are printed here in bold and in capital letters. Please correct this in your next pre-effective amendment.

RESPONSE:

See response to Comment 6.  This will be corrected as requested.

Statement(s) of Additional Information

26.

We note that the Statement of Additional Information relates to the CCA Aggressive Return Fund and the CCA Core Return Fund rather than to the two Funds in the prospectus. Please have the correct Statement of Additional Information relating to the same Funds that are the subject of the Prospectus included in the next pre-effective amendment. We may have further comments when that pre-effective amendment is filed.

RESPONSE:

See response to Comment 6.  The Registrant will address any additional comments upon receipt.

*   *   *   *   *

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Don Mendelsohn at (513) 352-6546 or Cassandra Borchers at (513) 532-6632.

Sincerely,

/s/ Thompson Hine LLP

[logo placeholder]

CCA AGGRESSIVE RETURN FUND

Institutional Class	Shares	[ticker]
Investor Class	Shares	[ticker]

CCA CORE RETURN FUND

Institutional Class	Shares	[ticker]
Investor Class	Shares	[ticker]

PROSPECTUS

[___], 2012

Advised by:

Checchi Capital Fund Advisers, LLC.

Beverly Hills, CA

Sub-Adviser:
Checchi Capital Advisers, LLC
Beverly Hills, CA

[1-866-_______]

[www.__________.com]

The Securities and Exchange Commission has not approved or disapproved these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The information in this prospectus is not complete and may be changed.  We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

TABLE OF CONTENTS

CCA AGGRESSIVE RETURN FUND SUMMARY
Investment Objective
Fees and Expenses of the Fund
Principal Investment Strategies
Principal Investment Risks
Performance
Investment Adviser
Sub-Adviser
Portfolio Managers
Purchase and Sale of Fund Shares
Tax Information
Payments to Broker-Dealers and Other Financial Intermediaries
CCA CORE RETURN FUND SUMMARY
Investment Objective
Fees and Expenses of the Fund
Principal Investment Strategies
Principal Investment Risks
Performance
Investment Adviser
Sub-Adviser
Portfolio Managers
Purchase and Sale of Fund Shares
Tax Information
Payments to Broker-Dealers and Other Financial Intermediaries
ADDITIONAL INFORMATION ABOUT THE FUNDS’ PRINCIPAL INVESTMENT STRATEGIES AND RELATED RISKS
Investment Objective
Principal Investment Strategies
Principal Investment Risks
Temporary Investments
Portfolio Holdings Disclosure
MANAGEMENT
Investment Adviser
Portfolio Managers
HOW SHARES ARE PRICED
HOW TO PURCHASE SHARES
Opening an Account
Purchasing Shares
Minimum Investments
Automatic Investment Plans
Other Purchase Information
HOW TO REDEEM SHARES
Redeeming Shares
Redeeming by Mail
Telephone Redemptions
Redemptions In-Kind
Additional Redemption Information
FREQUENT PURCHASES AND REDEMPTIONS OF FUND SHARES
DIVIDENDS, DISTRIBUTIONS AND TAXES
Dividends and Distributions
Taxes
DISTRIBUTION OF SHARES
Distributor
Distribution Fees
Additional Compensation to Financial Intermediaries
HOUSEHOLDING
FINANCIAL HIGHLIGHTS
PRIVACY NOTICE
FOR MORE INFORMATION	Back Cover

CCA AGGRESSIVE RETURN FUND SUMMARY

INVESTMENT OBJECTIVE:  The Fund seeks to provide long-term total return.

FEES AND EXPENSES OF THE FUND:  This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)	Institutional Class	Investor Class
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	None	None
Maximum Deferred Sales Charge (Load) (as a % of original purchase price)	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends and other Distributions	None	None
Redemption Fee (as a % of amount redeemed, if sold within 60 days)	[2.00%]	[2.00%]
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	[0.75]%	[0.75]%
Distribution and/or Service (12b-1) Fees	None	0.25%
Other Expenses (1)	[___]%	[___]%
Acquired Fund Fees and Expenses (1) (2)	[___]%	[___]%
Total Annual Fund Operating Expenses	[___]%	[___]%
Fee Waiver (3)	(___)%	(___)%
Total Annual Fund Operating Expenses After Fee Waiver	0.90%	1.15%

(1)

Based on estimated amounts for the current fiscal year.

(2)

Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies.

(3)

The Fund's adviser has contractually agreed to reduce its fees and to reimburse expenses, at least through March 31, 2014, to ensure that total annual Fund operating expenses after fee waiver and reimbursement (exclusive of any 12b-1 fees, interest expenses, dividend expenses on short sales, taxes, brokerage commissions, expenses incurred in connection with any merger or reorganization, indirect expenses, expenses of other investment companies in which the Fund may invest (acquired fund fees and expenses), or extraordinary expenses such as litigation,) will not exceed 0.90% of average daily net assets attributable to Institutional Class or Investor Class shares, respectively.  These fee waivers and expense reimbursements are subject to possible recoupment from the Fund within three years after the end of the fiscal year in which the waiver or reimbursement occurs, if such recoupment can be achieved within the foregoing expense limits.  This agreement may be terminated only by the Fund's Board of Trustees, on 60 days written notice to the Fund's adviser.

Example:  This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods.  The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same.  Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

Class	1 Year	3 Years
Institutional	$[__]	$[__]
Investor	$[__]	$[__]

Portfolio Turnover:  The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual operating expenses or in the Example, affect the Fund’s performance.

PRINCIPAL INVESTMENT STRATEGIES:

The Fund attempts to capture the performance of the riskier portion of the domestic and international equity and fixed income markets by employing an investment approach designed to focus on those securities that have the highest expected return sensitivity, as determined by the Fund’s sub-adviser, Checchi Capital Advisers, LLC (“CCA”).  For this purpose, expected return sensitivity of a security is CCA’s estimation of the volatility of the security relative to the volatility of the global equity and fixed income markets.  CCA uses a proprietary scoring algorithm to rank the world’s investable equity and fixed income securities by expected return sensitivity.  CCA considers an equity security to be investable if the security is publicly traded and has a market capitalization of $50 million or more.  CCA considers a fixed income security to be investable if the security is rated CCC or higher by S&P or Caa2 or higher by Moody’s.  The algorithm uses fundamental and technical variables to score each security.  The sub-adviser periodically scores and ranks the securities in its universe of the world’s investable equity and fixed income securities, and divides the universe into market value deciles by score.  CCA manages the Fund to closely approximate the key characteristics of the top decile (i.e., the 10% of the world’s securities by market value that provide the highest expected return sensitivity based on the score).  For this purpose, CCA invests in a sampling of securities that, in the aggregate, are selected to provide performance that corresponds generally to the performance of the top decile.  The securities in the top decile will change from time to time.  Every two months, CCA conducts its periodic scoring and ranking of the universe and modifies the Fund’s holdings accordingly.  The mix between equity and fixed income securities is expected to vary significantly from time to time, and it is possible for the Fund to be 100% invested in either asset class at any time.

The Fund’s adviser, Checchi Capital Fund Advisers, LLC (“CCFA”), and sub-adviser, CCA, consider the Fund to be aggressive and subject to substantially more risk than the CCA Core Return Fund (see below).  The Fund is expected to be less diversified among asset classes and sectors of the domestic and international equity and fixed income markets, and to be subject to greater risk of loss and higher volatility than the CCA Core Return Fund.

It is likely that a substantial portion of the Fund’s equity investments will consist of securities of companies with smaller market capitalizations(including mid cap, small cap and micro ~~-~~ cap securities) in developed and emerging countries and that a substantial portion of the Fund’s fixed income securities will consist of securities rated below investment grade (BB+ or lower by S&P and Ba1 or lower by Moody’s), or so called “junk bonds” of companies in developed and emerging market countries.  The Fund may invest in fixed income securities of any maturity or credit rating.  The Fund may also invest in exchange traded funds (ETFs) to gain exposure to a geographic or other sector of the markets if CCA deems it is more efficient to do so than to invest in individual securities.

The Fund may borrow money from banks to help manage Fund inflows and outflows, such as to avoid having to sell portfolio investments in order to meet net redemptions.  The Fund also may borrow money from banks to make additional portfolio investments when the sub-adviser believes market conditions are appropriate.  The Fund may borrow an amount equal to as much as one-third of the value of its total assets (which includes the amount borrowed).

PRINCIPAL INVESTMENT RISKS:

As with all mutual funds, there is the risk that you could lose money through your investment in the Fund.  The Fund is not intended to be a complete investment program.  Many factors affect the Fund's net asset value and performance.  The Fund is subject to the risks associated with the global stock and bond markets, any of which could cause an investment to lose money.

Management Risk.  The sub-adviser's dependence on its proprietary algorithm methodology and judgments about the securities in which the Fund invests may prove to be incorrect and may not produce the desired results.  The Fund is also subject to sampling risk, which is the chance that the securities selected for the Fund will not provide investment performance matching that of the Fund’s target allocation of the top decile of investable world securities that provide the highest expected return sensitivity.

Foreign Investment Risk. Foreign investments, including ADRs, may be riskier than U.S. investments for many reasons, such as changes in currency exchange rates and unstable political, social and economic conditions.

Emerging Market Risk.  The Fund intends to have exposure to emerging markets.  Emerging markets are riskier than more developed markets because they tend to develop unevenly and may never fully develop.  Investments in emerging markets may be considered speculative.  Emerging markets are more likely to experience hyperinflation and currency devaluations, which adversely affect returns to U.S. investors.  In addition, many emerging securities markets have far lower trading volumes and less liquidity than developed markets.

Sector Risk.  Equity securities within the same sector (e.g. Technology) may decline in price due to sector-specific market or economic developments.

Issuer Risk.  The value of a security may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s goods or services, as well as the historical and prospective earnings of the issuer and the value of its assets.

Limited History of Operations Risk.  The Fund is a new mutual fund and has a limited history of operations.  The adviser is also new with a limited history of operations and has not previously managed a mutual fund.  While the sub-adviser has been acting as an investment adviser for more than four years, it has not previously managed a mutual fund.

Smaller Company Risk.  Smaller cap equity securities (including micro-cap, small-cap and mid-cap) involve greater risk than investments in large-cap companies and may be very sensitive to changing economic conditions and market downturns because the issuers often have narrow markets, fewer product lines, and limited managerial and financial resources, resulting in volatile equity security prices and a limited ability to sell them at a desirable time or price.

Fixed Income Risk.  The Fund is also subject to bond risks, including interest rate risk, which is the chance that bond prices overall will decline because of rising interest rates; income risk, which is the chance that the Fund’s income will decline because of falling interest rates; credit risk, which is the chance that a bond issuer will fail to pay interest and principal in a timely manner, or that negative perceptions of the issuer’s ability to make such payments will cause the price of that bond to decline; and call risk, which is the chance that during periods of falling interest rates, issuers of callable bonds may call (redeem) securities with higher coupons or interest rates before their maturity dates.  The Fund would then lose any price appreciation above the bond’s call price and would be forced to reinvest the unanticipated proceeds at lower interest rates, resulting in a decline in the Fund’s income.  For mortgage-backed securities, this risk is known as prepayment risk.

High Yield (Junk) Bond Risk.  Lower-quality fixed income securities, known as "high yield" or "junk" bonds, present greater risk than bonds of higher quality, including an increased risk of default.  An economic downturn or period of rising interest rates could adversely affect the market for these bonds and reduce the Fund's ability to sell its bonds.  The lack of a liquid market for these bonds could decrease the Fund's share price.

Defaulted Securities Risk.  Repayment of defaulted securities and obligations of distressed issuers (including insolvent issuers or issuers in payment or covenant default, in workout or restructuring or in bankruptcy or insolvency proceedings) is subject to significant uncertainties. Investments in defaulted securities and obligations of distressed issuers are considered speculative, as are junk bonds in general.

Market Risk.  The market price of securities owned by the Fund may go up or down, sometimes rapidly or unpredictably.  Securities may decline in value due to factors affecting securities markets generally or particular industries represented in the securities markets.  The value of a security may decline due to general market conditions which are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally.  The value of a security may also decline due to factors which affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry.  During a general downturn in the securities markets, multiple asset classes may decline in value simultaneously.  The Fund may, at times, become focused in stocks of a particular sector, category, or group of companies.  Equity securities generally have greater price volatility than fixed income securities.

ETF Risk.Investments in ETFs involve duplication of investment advisory fees and certain other expenses. Investments in ETFs are also subject to brokerage and other trading costs, which could result in greater expenses to the Fund.

Adverse Market Conditions Risk.  The performance of the Fund is designed to correlate to the performance of a portion of the universe of investable securities throughout the world.  As a consequence, the Fund’s performance will suffer during conditions that are adverse to its investment goals.

Liquidity Risk.  The markets for certain lightly traded equity securities are often not as liquid as markets for larger capitalization equity securities.  For example, relatively few market makers support the secondary markets for certain equity securities and the trading volume is generally lower.  Accordingly, these secondary markets (generally or for a particular security) could contract under real or perceived adverse market or economic conditions.  These factors may have an adverse effect on the Fund's ability to dispose of particular portfolio investments and may limit the ability of the Fund to obtain accurate market quotations for purposes of valuing securities and calculating net asset value.

Leverage Risk.  Borrowing magnifies the potential for losses and exposes the Fund to interest expenses on money borrowed.

PERFORMANCE:  Because the Fund has less than a full calendar year of investment operations, no performance information is presented for the Fund at this time.  In the future, performance information will be presented in this section of the Prospectus.  Also, shareholder reports containing financial and performance information will be mailed to shareholders semi-annually. Updated performance information will be available at no cost by visiting Error! Hyperlink reference not valid. or by calling [1-866-_______________].

INVESTMENT ADVISER:  Checchi Capital Fund Advisers, LLC.

SUB-ADVISER: Checchi Capital Advisers, LLC.

PORTFOLIO MANAGERS:  Adam Checchi and Samuel Pfister have served the Fund as portfolio managers since the Fund commenced operations in 2012.  Mr. Checchi is the Managing Partner of the sub-adviser and Mr. Pfister is the Founding Partner and Director of Analysis of the sub-adviser.

PURCHASE AND SALE OF FUND SHARES:  You may purchase and redeem shares of the Fund on any day that the New York Stock Exchange is open for trading.  You may redeem shares by written request, telephone or through a financial intermediary.  The minimum initial and subsequent investment for Institutional Class Shares is [$____] and [$_____], respectively.  The minimum initial and subsequent investment for Investor Class Shares is [$____] and [$_____], respectively.  However, the Fund or the adviser may waive any minimum investment requirement at its discretion.

TAX INFORMATION:  Dividends and capital gain distributions you receive from the Fund, whether you reinvest your distributions in additional Fund shares or receive them in cash, are taxable to you at either ordinary income or capital gains tax rates unless you are investing through a tax-deferred plan such as an IRA or 401(k) plan.  However, such distributions may be taxed later upon withdrawal of monies from the plan.

PAYMENTS TO BROKER-DEALERS AND OTHER FINANCIAL INTERMEDIARIES:  If you purchase the Fund through a broker-dealer or other financial intermediary (such as a bank), the Adviser may pay the intermediary for the sale of Fund shares and related services.  These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment.  Ask your salesperson or visit your financial intermediary's website for more information.

CCA CORE RETURN FUND SUMMARY

INVESTMENT OBJECTIVE:  The Fund seeks to provide long-term total return.

FEES AND EXPENSES OF THE FUND:  This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)	Institutional Class	Investor Class
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	None	None
Maximum Deferred Sales Charge (Load) (as a % of original purchase price)	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends and other Distributions	None	None
Redemption Fee (as a % of amount redeemed, if sold within 60 days)	[2.00%]	[2.00%]
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	[0.75]%	[0.75]%
Distribution and/or Service (12b-1) Fees	None	[0.25%]
Other Expenses (1)	[___]%	[___]%
Acquired Fund Fees and Expenses (1) (2)	[___]%	[___]%
Total Annual Fund Operating Expenses	[___]%	[___]%
Fee Waiver (3)	(___)%	(___)%
Total Annual Fund Operating Expenses After Fee Waiver	0.90%	1.15%

(1)

Based on estimated amounts for the current fiscal year.

(2)

Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies.

(3)

The Fund's adviser has contractually agreed to reduce its fees and to reimburse expenses, at least through March 31, 2014, to ensure that total annual Fund operating expenses after fee waiver and reimbursement (exclusive of any 12b-1 fees, interest expenses, dividend expenses on short sales, taxes, brokerage commissions, expenses incurred in connection with any merger or reorganization, indirect expenses, expenses of other investment companies in which the Fund may invest (acquired fund fees and expenses), or extraordinary expenses such as litigation) will not exceed 0.90% of average daily net assets attributable to Institutional Class and Investor Class shares, respectively.  These fee waivers and expense reimbursements are subject to possible recoupment from the Fund within three years after theend of the fiscal year in which thewaiver or reimbursement occurs,if such recoupment can be achieved within the foregoing expense limits.  This agreement may be terminated only by the Fund's Board of Trustees, on 60 days written notice to the Fund's adviser.

Example:  This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods.  The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same.  Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

Class	1 Year	3 Years
Institutional	$[__]	$[__]
Investor	$[__]	$[__]

Portfolio Turnover:  The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual operating expenses or in the Example, affect the Fund’s performance.

PRINCIPAL INVESTMENT STRATEGIES:

The Fund attempts to capture the performance of 90% of the domestic and international equity and fixed income markets by employing an investment approach designed to focus on all securities other than those that have the highest expected return sensitivity, as determined by the Fund’s sub-adviser, Checchi Capital Advisers, LLC (“CCA”).  For this purpose, expected return sensitivity of a security is CCA’s estimation of the volatility of the security relative to the volatility of the global equity and fixed income markets.  CCA uses a proprietary scoring algorithm to rank the world’s investable equity and fixed income securities by expected return sensitivity.  CCA considers an equity security to be investable if the security is publicly traded and has a market capitalization of $50 million or more.  CCA considers a fixed income security to be investable if the security is rated CCC or higher by S&P or Caa2 or higher by Moody’s.  The algorithm uses fundamental and technical variables to score each security.  The sub-adviser periodically scores and ranks the securities in its universe of the world’s investable equity and fixed income securities, and divides the universe into market value deciles by score.  CCA manages the Fund to closely approximate the key characteristics of the nine deciles other than the top decile (i.e., the 90% of the world’s securities by market value, excluding the 10% that provide the highest expected return sensitivity based on the score).  For this purpose, CCA invests in a sampling of securities that, in the aggregate, are selected to provide performance that corresponds generally to the performance of the nine deciles.  The securities in the nine deciles will change from time to time.  Every two months, CCA conducts its periodic scoring and ranking of the universe and modifies the Fund’s holdings accordingly.

The Fund anticipates that approximately 40-60% of its assets will be selected to track the MSCI ACWI Index, a market capitalization weighted index designed to measure the performance of developed and emerging market equity securities. The Fund anticipates that approximately 40-60% of its assets will be selected to track the Barclays Global Aggregate Index, which provides a broad-based measure of the global fixed income market and has three major components, the U.S. Aggregate, the Pan-European Aggregate, and the Asian-Pacific Aggregate Indices.  The Fund will periodically rebalance its portfolio to approximate the world’s allocation of equity and fixed income securities, less those allocated to the top decile described above.

The Fund may invest in fixed income securities of any maturity or credit rating, although CCA expects that the Fund’s fixed income securities will consist primarily of securities rated investment grade or higher (BBB- or higher by S&P or Baa3 or higher by Moody’s).  The Fund may also invest in exchange traded funds (ETFs) to gain exposure to a geographic or other sector of the markets if CCA deems it is more efficient to do so than to invest in individual securities.

The Fund may borrow money from banks to help manage Fund inflows and outflows, such as to avoid having to sell portfolio investments in order to meet net redemptions.  The Fund also may borrow money from banks to make additional portfolio investments when the sub-adviser believes market conditions are appropriate.  The Fund may borrow an amount equal to as much as one-third of the value of its total assets (which includes the amount borrowed).

PRINCIPAL INVESTMENT RISKS:

As with all mutual funds, there is the risk that you could lose money through your investment in the Fund.  The Fund is not intended to be a complete investment program.  Many factors affect the Fund's net asset value and performance.  The Fund is subject to the risks associated with the global stock and bond markets, any of which could cause an investment to lose money.

Management Risk.  The sub-adviser's dependence on its proprietary algorithm methodology and judgments about the attractiveness, value and potential appreciation of particular sectors, asset classes and securities in which the Fund invests may prove to be incorrect and may not produce the desired results.  The Fund is also subject to sampling risk, which is the chance that the securities selected for the Fund will not provide investment performance matching that of the Fund’s target of 90% of the investable world securities.

Foreign Investment Risk. Foreign investments, including ADRs, may be riskier than U.S. investments for many reasons, such as changes in currency exchange rates and unstable political, social and economic conditions.

Emerging Market Risk.  At times the Fund may have exposure to emerging markets.  Emerging markets are riskier than more developed markets because they tend to develop unevenly and may never fully develop.  Investments in emerging markets may be considered speculative.  Emerging markets are more likely to experience hyperinflation and currency devaluations, which adversely affect returns to U.S. investors.  In addition, many emerging securities markets have far lower trading volumes and less liquidity than developed markets.

Issuer Risk.  The value of a security may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s goods or services, as well as the historical and prospective earnings of the issuer and the value of its assets.

Limited History of Operations Risk.  The Fund is a new mutual fund and has a limited history of operations.  The adviser is also new with a limited history of operations and the adviser has not previously managed a mutual fund.  While the sub-adviser has been acting as an investment adviser for more than four years, it has not previously managed a mutual fund.

Smaller Company Risk.  Investments in securities issued by smaller capitalization companies (including micro-cap, small-cap and mid-cap) involve greater risk than investments in large-capitalization companies.  The value of securities issued by smaller capitalization companies may go up or down, sometimes rapidly and unpredictably, due to narrower markets and more limited managerial and financial resources than large-cap companies.  The Fund’s investments in smaller capitalization companies may increase the volatility of the Fund’s portfolio.

Fixed Income Risk.  The Fund is also subject to bond risks, including interest rate risk, which is the chance that bond prices overall will decline because of rising interest rates; income risk, which is the chance that the Fund’s income will decline because of falling interest rates; credit risk, which is the chance that a bond issuer will fail to pay interest and principal in a timely manner, or that negative perceptions of the issuer’s ability to make such payments will cause the price of that bond to decline; and call risk, which is the chance that during periods of falling interest rates, issuers of callable bonds may call (redeem) securities with higher coupons or interest rates before their maturity dates.  The Fund would then lose any price appreciation above the bond’s call price and would be forced to reinvest the unanticipated proceeds at lower interest rates, resulting in a decline in the Fund’s income.  For mortgage-backed securities, this risk is known as prepayment risk.

High Yield (Junk) Bond Risk.  Lower-quality fixed income securities, known as "high yield" or "junk" bonds, present greater risk than bonds of higher quality, including an increased risk of default.  An economic downturn or period of rising interest rates could adversely affect the market for these bonds and reduce the Fund's ability to sell its bonds.  The lack of a liquid market for these bonds could decrease the Fund's share price.

Defaulted Securities Risk.  Repayment of defaulted securities and obligations of distressed issuers (including insolvent issuers or issuers in payment or covenant default, in workout or restructuring or in bankruptcy or insolvency proceedings) is subject to significant uncertainties. Investments in defaulted securities and obligations of distressed issuers are considered speculative, as are junk bonds in general.

Market Risk.  The market price of securities owned by the Fund may go up or down, sometimes rapidly or unpredictably.  Securities may decline in value due to factors affecting securities markets generally or particular industries represented in the securities markets.  The value of a security may decline due to general market conditions which are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally.  The value of a security may also decline due to factors which affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry.  During a general downturn in the securities markets, multiple asset classes may decline in value simultaneously.  Equity securities generally have greater price volatility than fixed income securities.

ETF Risk.  Investments in ETFs involve duplication of investment advisory fees and certain other expenses. Investments in ETFs are also subject to brokerage and other trading costs, which could result in greater expenses to the Fund.

Adverse Market Conditions Risk.  The performance of the Fund is designed to correlate to the performance of a portion of the universe of investable securities throughout the world.  As a consequence, the Fund’s performance will suffer during conditions that are adverse to its investment goals.

Liquidity Risk.  The markets for certain lightly traded equity securities are often not as liquid as markets for larger capitalization equity securities.  For example, relatively few market makers support the secondary markets for certain equity securities and the trading volume is generally lower.  Accordingly, these secondary markets (generally or for a particular security) could contract under real or perceived adverse market or economic conditions.  These factors may have an adverse effect on the Fund's ability to dispose of particular portfolio investments and may limit the ability of the Fund to obtain accurate market quotations for purposes of valuing securities and calculating net asset value.

Leverage Risk.  Borrowing magnifies the potential for losses and exposes the Fund to interest expenses on money borrowed.

PERFORMANCE:  Because the Fund has less than a full calendar year of investment operations, no performance information is presented for the Fund at this time.  In the future, performance information will be presented in this section of the Prospectus.  Also, shareholder reports containing financial and performance information will be mailed to shareholders semi-annually. Updated performance information will be available at no cost by visiting Error! Hyperlink reference not valid. or by calling [1-866-745-5955].

INVESTMENT ADVISER:  Checchi Capital Fund Advisers, LLC (“CCFA”) .

SUB-ADVISER:  Checchi Capital Advisers, LLC (“CCA”).

PORTFOLIO MANAGERS:  Adam Checchi and Samuel Pfister have served the Fund as portfolio managers since the Fund  commenced operations in 2012.  Mr. Checchi is the  Managing Director of the sub-adviser and Mr. Pfister is a Founding Partner and Director of Analysis of the sub-adviser.

PURCHASE AND SALE OF FUND SHARES:  You may purchase and redeem shares of the Fund on any day that the New York Stock Exchange is open for trading.  You may redeem shares by written request, telephone or through a financial intermediary.  The minimum initial and subsequent investment for Institutional Class shares is [$100,000] and [$100], respectively for all accounts. The minimum initial and subsequent investment for Investor Class shares is [$2,500] and [$100], respectively .  However, the Fund or the adviser may waive any minimum investment requirement at its discretion.

TAX INFORMATION:  Dividends and capital gain distributions you receive from the Fund, whether you reinvest your distributions in additional Fund shares or receive them in cash, are taxable to you at either ordinary income or capital gains tax rates unless you are investing through a tax-deferred plan such as an IRA or 401(k) plan.  However, such distributions may be taxed later upon withdrawal of monies from the plan.

PAYMENTS TO BROKER-DEALERS AND OTHER FINANCIAL INTERMEDIARIES:  If you purchase the Fund through a broker-dealer or other financial intermediary (such as a bank), the adviser may pay the intermediary for the sale of Fund shares and related services.  These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment.  Ask your salesperson or visit your financial intermediary's website for more information.

ADDITIONAL INFORMATION ABOUT THE FUNDS’ PRINCIPAL INVESTMENT STRATEGIES AND RELATED RISKS

INVESTMENT OBJECTIVE:

The CCA Aggressive Return Fund seeks to provide long-term total return.  The Fund's investment objective may be changed without shareholder approval by the Fund's Board of Trustees upon 60 days written notice to shareholders.

The CCA Core Return Fund seeks to providelong-term total return ..  The Fund's investment objective may be changed without shareholder approval by the Fund's Board of Trustees upon 60 days written notice to shareholders.

PRINCIPAL INVESTMENT STRATEGIES:

The CCA Aggressive Return Fund and the CCA Core Return Fund are managed by CCFA and CCA as complementary investment vehicles designed to provide aggregate exposure to the world’s investable equity and fixed income securities.  The CCA Aggressive Return Fund is managed to provide investment results that correspond generally to the performance of the top decile of the world’s securities, as determined by CCA ’s proprietary algorithm ..  The CCA Core Return Fund is managed to provide investment results that correspond generally to the performance of the securities in the other nine deciles.  Therefore, an investment of approximately 10% in the CCAAggressive Return Fund and 90% in the CCA Core Return Fund is expected to have risk and return characteristics similar to those of the world’s aggregate capital markets.  Investors should invest in the Funds in accordance with their risk tolerance.  Aggressive investors may choose to allocate substantially more of their investment to the CCA Aggressive Return Fund, recognizing that while the Fund offers potential for greater returns, it also has greater investment risk.

CCA Aggressive Return Fund

The Fund attempts to capture the performance of the riskier portion of the domestic and international equity and fixed income markets by employing an investment approach designed to focus on those securities that have the highest expected return sensitivity, as determined by the Fund’s sub-adviser, CCA ..  For this purpose, expected return sensitivity of a security is CCA’s estimation of the volatility of the security relative to the volatility of the global equity and fixed income markets.  CCA uses a proprietary scoring algorithm to rank the world’s investable equity and fixed income securities by expected return sensitivity ..  CCA considers an equity security to be investable if the security is publicly traded and has a market capitalization of $50 million or more.  CCA considers a fixed income security to be investable if the security is rated CCC or higher by S&P or Caa2 or higher by Moody’s.  The algorithm uses fundamental and technical variables to score each security.  The sub-adviser periodically scores and ranks the securities in its universe of the world’s investable equity and fixed income securities, and divides the universe into market value deciles by score.  CCA manages the Fund to closely approximate the key characteristics of the top decile (i.e., the 10% of the world’s securities by market value that provide the highest expected return sensitivity based on the score).  For this purpose, CCA invests in a sampling of securities that, in the aggregate, are selected to provide performance that corresponds generally to the performance of the top decile.  The securities in the top decile will change from time to time.   Every two months, CCA conducts its periodic scoring and ranking of the universe and modifies the Fund’s holdings accordingly.  The mix between equity and fixed income securities is expected to vary significantly from time to time, and it is possible for the Fund to be 100% invested in either asset class at any time.

The Fund’s adviser, CCFA, and sub-adviser, CCA, consider the Fund to be aggressive and subject to substantially more risk than the CCA Core Return Fund (see below).  The Fund is expected to be less diversified among asset classes and sectors of the domestic and international equity and fixed income markets, and to be subject to greater risk of loss and higher volatility than the CCA Core Return Fund.

It is likely that a substantial portion of the Fund’s equity investments will consist of securities of companies with smaller market capitalizations (including mid cap, small cap and microcap securities) in developed and emerging countries and that a substantial portion of the Fund’s fixed income securities will consist of securities rated below investment grade (BB+ or lower by S&P and Ba1 or lower by Moody’s), or so called “junk bonds.” of companies in developed and emerging market countries.  The Fund may invest in fixed income securities of any maturity or credit rating.  The Fund may also invest in exchange traded funds (ETFs) to gain exposure to a geographic or other sector of the markets if CCA deems it is more efficient to do so than to invest in individual securities.

The Fund may borrow money from banks to help manage Fund inflows and outflows, such as to avoid having to sell portfolio investments in order to meet net redemptions.  The Fund also may borrow money from banks to make additional portfolio investments when the sub-adviser believes market conditions are appropriate.  The Fund may borrow an amount equal to as much as one-third of the value of its total assets (which includes the amount borrowed).

CCA Core Return Fund

The Fund attempts to capture the performance of 90% of the domestic and international equity and fixed income markets by employing an investment approach designed to focus on all securities other than those that have the highest expected return sensitivity, as determined by the Fund’s sub-adviser, CCA ..  For this purpose, expected return sensitivity of a security is CCA’s estimation of the volatility of the security relative to the volatility of the global equity and fixed income markets.  CCA uses a proprietary scoring algorithm to rank the world’s investable equity and fixed income securities by expected return sensitivity ..  CCA considers an equity security to be investable if the security is publicly traded and has a market capitalization of $50 million or more.  CCA considers a fixed income security to be investable if the security is rated CCC or higher by S&P or Caa2 or higher by Moody’s.  The algorithm uses fundamental and technical variables to score each security.  The sub-adviser periodically scores and ranks the securities in its universe of the world’s investable equity and fixed income securities, and divides the universe into market value deciles by score.  CCA manages the Fund to closely approximate the key characteristics of the nine deciles other than the top decile (i.e., the 90% of the world’s securities by market value, excluding the 10% that provide the highest expected return sensitivity based on the score).  For this purpose, CCA invests in a sampling of securities that, in the aggregate, are selected to provide performance that corresponds generally to the performance of the nine deciles.  The securities in the nine deciles will change from time to time ..  Every two months, CCA conducts its periodic scoring and ranking of the universe and modifies the Fund’s holdings accordingly.

The Fund anticipates that approximately 40-60% of its assets will be selected to track the MSCI ACWI Index, a market capitalization weighted index designed to measure the performance of developed and emerging market equity securities.  The Fund anticipates that approximately 40-60% of its assets will be selected to track the Barclays Global Aggregate Index, which provides a broad-based measure of the global fixed income market and has three major components, the U.S. Aggregate, the Pan-European Aggregate, and the Asian-Pacific Aggregate Indices.  The Fund will periodically rebalance its portfolio to approximate the world’s allocation of equity and fixed income securities, less those allocated to the top decile described above (from which the securities for the CCA Aggressive Return Fund will be sampled).  Rebalancing will be triggered by changes in the aggregate market value of global equity and fixed income securities and the sub-adviser’s liquidity assessment of the market.  At times of illiquidity in certain markets, the sub-adviser may deviate from global market values to protect Fund investors from high trading spreads in a particular market or security.

The Fund may invest in fixed income securities of any maturity or credit rating, although CCA expects that the Fund’s fixed income securities will consist primarily of securities rated investment grade or higher (BBB- or higher by S&P or Baa3 or higher by Moody’s).  The Fund may also invest in exchange traded funds (ETFs) to gain exposure to a geographic or other sector of the markets if CCA deems it is more efficient to do so than to invest in individual securities.

The Fund may borrow money from banks to help manage Fund inflows and outflows, such as to avoid having to sell portfolio investments in order to meet net redemptions.  The Fund also may borrow money from banks to make additional portfolio investments when the sub-adviser believes market conditions are appropriate.  The Fund may borrow an amount equal to as much as one-third of the value of its total assets (which includes the amount borrowed).

PRINCIPAL INVESTMENT RISKS:

The following Principal Investment Risks apply to both Funds, unless otherwise noted.

Management Risk.  The sub-adviser’s judgments about the individual securities in which either Fund invests, may prove to be incorrect and there is no guarantee that the sub-adviser’s judgment will produce the desired results. In addition, the sub-adviser will adjust the Funds’ holdings based upon its proprietary algorithm and sampling of the world’s investable equity and fixed income securities to mirror the top 10% or remaining 90% of securities, respectively, based upon the sub-adviser’s scoring of a variety of factors.  Each Fund is also subject to sampling risk, which is the chance that the securities selected for the Fund will not provide investment performance matching that of the Fund’s target of 10% or 90% (respectively) of the investable world securities.  If that assessment proves incorrect, the respective Fund’s value may be adversely affected.

Foreign Investment Risk.  Foreign investments, including through ADRs, may be riskier than U.S. investments for many reasons, including changes in currency exchange rates; unstable political, social and economic conditions; possible security illiquidity; a lack of adequate or accurate company information; differences in the way securities markets operate; less secure foreign banks or securities depositories than those in the U.S.; less standardization of accounting standards and market regulations in certain foreign countries; and varying foreign controls on investments. Because the Fund can make foreign investments, its share price may be more affected by foreign economic and political conditions, taxation policies and accounting and auditing standards than would otherwise be the case.

Emerging Markets Risk.  Investing in emerging market securities imposes risks different from, or greater than, risks of investing in foreign developed countries.  These risks include (i) the smaller market capitalization of securities markets, which may suffer periods of relative illiquidity, (ii) significant price volatility, (iii) restrictions on foreign investment, and (iv) possible repatriation of investment income and capital. In addition, foreign investors may be required to register the proceeds of sales, and future economic or political crises could lead to price controls, forced mergers, expropriation or confiscatory taxation, seizure, nationalization, or the creation of government monopolies. The currencies of emerging market countries may experience significant declines against the U.S. dollar, and devaluation may occur subsequent to investments in these currencies by the Fund.  Inflation and rapid fluctuations in inflation rates have had, and may continue to have, negative effects on the economies and securities markets of certain emerging market countries.

Certain emerging markets limit, or require governmental approval prior to, investments by foreign persons. Repatriation of investment income and capital from certain emerging markets is subject to certain governmental consents. Even where there is no outright restriction on repatriation of capital, the mechanics of repatriation may affect the operation of the Fund.

Additional risks of emerging markets securities may include (i) greater social, economic and political uncertainty and instability, (ii) more substantial governmental involvement in the economy, (iii) less governmental supervision and regulation, (iv) the unavailability of currency hedging technique, (v) companies that are newly organized and small, (vi) differences in auditing and financial reporting standards, which may result in unavailability of material information about issuers, and (vii) less developed legal systems. In addition, emerging securities markets may have different clearance and settlement procedures, which may be unable to keep pace with the volume of securities transactions or otherwise make it difficult to engage in such transactions.

Sector Risk.  Equity securities within the sector (e.g. Technology) may rise or decline in price due to sector-specific market or economic developments. If the sub-adviser invests a significant portion of the CCA Aggressive Return Fund's assets in a particular sector, the Fund is subject to the risk that companies in the same sector are likely to react similarly to legislative or regulatory changes, adverse market conditions and/or increased competition affecting that market segment. This may cause the Fund's net asset value to fluctuate more than that of a fund that does not concentrate in a particular sector.

Individual Security Risk.  The value of either Fund may decrease in response to the activities and financial prospects of individual securities in the Fund's portfolio.  The CCA Aggressive Opportunity Funds may be more sensitive to an individual security’s returns because it seeks to invest a sampling of securities which it believes replicate the world’s securities by market value that provide the highest expected return sensitivity – and therefore may experience the highest volatility.

Limited History of Operations Risk.  The Funds are new mutual funds and have a limited history of operation, and the adviser and sub-adviser have not previously managed mutual funds.  Mutual funds and their advisers are subject to restrictions and limitations imposed by the Investment Company Act of 1940, as amended, and the Internal Revenue Code that do not apply to an adviser's management of individual and institutional accounts.  As a result, investors cannot judge the Sub-adviser by its track record of managing such accounts.

Smaller Company Risk.  Both Funds are subject to smaller company risk.  Securities of smaller companies (including micro-cap, small-cap and mid-cap) may be very sensitive to changing economic conditions and market downturns because the issuers often have narrow markets, fewer product lines, and limited managerial and financial resources, resulting in volatile equity security prices and a limited ability to sell them at a desirable time or price.  The earnings and prospects of smaller companies are more volatile than those of larger companies.  Smaller companies also may experience higher failure rates than do larger companies.  In addition, the securities of smaller companies may trade less frequently and in smaller volumes than the securities of larger companies, which may disproportionately affect their market price, tending to make them fall more in response to selling pressure than is the case with larger companies.

Fixed Income Risk.  The Fundsare also subject to bond risks, including interest rate risk, which is the chance that bond prices overall will decline because of rising interest rates; income risk, which is the chance that a Fund’s income will decline because of falling interest rates; credit risk, which is the chance that a bond issuer will fail to pay interest and principal in a timely manner, or that negative perceptions of the issuer’s ability to make such payments will cause the price of that bond to decline; and call risk, which is the chance that during periods of falling interest rates, issuers of callable bonds may call (redeem) securities with higher coupons or interest rates before their maturity dates.  A Fund would then lose any price appreciation above the bond’s call price and would be forced to reinvest the unanticipated proceeds at lower interest rates, resulting in a decline in the Fund’s income.  For mortgage-backed securities, this risk is known as prepayment risk.

High Yield (Junk) Bond Risk.  Lower-quality fixed income securities, known as "high yield" or "junk" bonds, present a significant risk for loss of principal and interest.  These bonds offer the potential for higher return, but also involve greater risk than bonds of higher quality, including an increased possibility that the bond's issuer, obligor or guarantor may not be able to make its payments of interest and principal (credit quality risk).  If that happens, the value of the bond may decrease, and a Fund's share price may decrease and its income distribution may be reduced.  An economic downturn or period of rising interest rates (interest rate risk) could adversely affect the market for these bonds and reduce a Fund's ability to sell its bonds (liquidity risk).  Such securities may also include "Rule 144A" securities, which are subject to resale restrictions.  The lack of a liquid market for these bonds could decrease a Fund's share price and junk bonds are considered speculative.

Defaulted Securities Risk.  Defaulted securities risk refers to the uncertainty of repayment of defaulted securities and obligations of distressed issuers. Repayment of defaulted securities and obligations of distressed issuers (including insolvent issuers or issuers in payment or covenant default, in workout or restructuring or in bankruptcy or in solvency proceedings) is subject to significant uncertainties. Investments in defaulted securities and obligations of distressed issuers are considered speculative.

Market Risk.  Equity security prices can rise or decline overall due to changes in the economic outlook, interest rates, political events and numerous other factors. Overall securities market risks affect the value of individual securities in which the Funds invest.  Factors such as domestic and foreign economic growth rates and market conditions, interest rate levels, and political events affect the US and international securities markets.  When the value of a Fund's investments goes down, your investment in such Fund decreases in value and you could lose money.

ETF Risk.  Investments in ETFs involve duplication of investment advisory fees and certain other expenses.  In addition, because certain ETFs are listed on national stock exchanges and are traded like equity securities listed on an exchange, their shares potentially may trade at a discount or a premium.  Investments in ETFs are also subject to brokerage and other trading costs, which could result in greater expenses to a Fund.

Adverse Market Conditions Risk.  The performance of each Fund is designed to correlate to the performance of a portion of the universe of investable securities throughout the world.  As a consequence, a Fund’s performance will suffer during conditions that are adverse to its investment goals.

Liquidity Risk.  The markets for certain lightly traded equity securities are often not as liquid as markets for larger capitalization equity securities.  For example, relatively few market makers characterize the secondary markets for certain equity securities and the trading volume is generally lower.  Accordingly, these secondary markets (generally or for a particular security) could contract under real or perceived adverse market or economic conditions.  These factors may have an adverse effect on a Fund’s ability to dispose of particular portfolio investments and may limit the ability of a Fund to obtain accurate market quotations for purposes of valuing securities and calculating net asset value.  Less liquid secondary markets also may affect a Fund’s ability to sell securities at their fair value. The Funds may invest in illiquid securities, which are more difficult to value and to sell at fair value.  If the secondary markets for lightly-traded securities contract due to adverse economic conditions or for other reasons, certain liquid securities in a Fund’s portfolio may become illiquid, and the proportion of the Funds’ assets invested in illiquid securities may increase. Smaller, unseasoned companies (those with less than a three-year operating history) and recently-formed public companies may not have established products, experienced management, or an earnings history.  As a result, their stocks may lack liquidity. Investments in foreign securities may lack liquidity due to heightened exposure to potentially adverse local, political, and economic developments such as war, political instability, hyperinflation, currency devaluations, and overdependence on particular industries.  In addition, government interference in markets such as nationalization and exchange controls, expropriation of assets, or imposition of punitive taxes may result in a lack of liquidity.  Possible problems arising from accounting, disclosure, settlement, and regulatory practices and legal rights that differ from U.S. standards might reduce liquidity.

Leverage Risk.  Borrowing magnifies the potential for gain or loss of a Fund, and therefore increases the possibility of a fluctuation in the Fund’s net asset value (“NAV”).  This is the speculative factor known as leverage.  Because the Fund’s investments will fluctuate in value, whereas the interest obligations on borrowed funds may be fixed, during times of borrowing, a Fund’s NAV may tend to increase more when its investments increase in value, and decrease more when its investments decrease in value.  Unless profits on assets acquired with borrowed funds exceed the costs of borrowing, the use of borrowing will diminish the investment performance of a Fund compared with what it would have been without borrowing.

Temporary Investments.  To respond to adverse market, economic, political or other conditions, each Fund may invest 100% of its total assets, without limitation, in high-quality short-term debt securities and money market instruments.  These short-term debt securities and money market instruments include: shares of money market mutual funds, commercial paper, certificates of deposit, bankers' acceptances, U.S. Government securities and repurchase agreements.  While a Fund is in a defensive position, the opportunity to achieve its investment objective will be limited.  Furthermore, to the extent that either Fund invests in money market mutual funds for cash positions, there will be some duplication of expenses because the Fund pays its pro-rata portion of such money market funds' advisory fees and operational fees.  Each Fund may also invest a substantial portion of its assets in such instruments at any time to maintain liquidity or pending selection of investments in accordance with its policies.

Portfolio Holdings Disclosure.  A description of the Funds’ policies regarding the release of portfolio holdings information is available in the Funds’ Statement of Additional Information.

MANAGEMENT

INVESTMENT ADVISER:Checchi Capital Fund Advisers, LLC, (“CCFA”), located at 190 North Canon Dr., Suite 402, Beverly Hills, CA 90210, serves as investment adviser to the Funds.  Subject to the authority of the Board of Trustees, CCFA is responsible for the overall management of the Funds’ investment portfolios.  CCFA is a Delaware limited liability company formed in 2012 to provide investment advisory services to the Funds.  As of [___], 2012, CCFA had approximately $[___] million in assets under management.

Pursuant to a Management Agreement, each of the Funds pay the adviser, on a monthly basis, an annual advisory fee equivalent to [0.75%] of the Fund's average daily net assets.  The adviser has contractually agreed to reduce its fees and to reimburse expenses, at least through March 31, to ensure that total annual Fund operating expenses after fee waiver and reimbursement (exclusive of any 12b-1 fees, interest expenses, dividend expenses on short sales, taxes, brokerage commissions, expenses incurred in connection with any merger or reorganization, indirect expenses, expenses of other investment companies in which the Fund may invest (acquired fund fees and expenses), or extraordinary expenses such as litigation) will not exceed 0.90 % of average daily net assets attributable to Institutional Class and Investor Class shares, respectively, of each Fund.  These fee waivers and expense reimbursements are subject to possible recoupment from the Funds within three years after the end of the fiscalyear in which the waiver or reimbursement occurs, if such recoupment can be achieved within the foregoing expense limits.  This agreement may be terminated only by the Funds’ Board of Trustees, on 60 days written notice to the Funds’adviser.  Fee waiver and reimbursement arrangements can decrease a Fund's expenses and boost its performance.  A discussion regarding the basis for the Board of Trustees' approval of the Management Agreement will be available  in the Funds’ first annual or semi-annual shareholder report.

SUB-ADVISER:Checchi Capital Advisers, LLC (“CCA”), located at 190 North Canon Dr., Suite 402, Beverly Hills, CA 90210, serves as sub-adviser to the Funds.  Subject to the authority of the Board of Trustees and oversight by the adviser, the sub-adviser is responsible for management of each Funds’ investment portfolio according to each Fund's investment objective, policies and restrictions.  Pursuant to a sub-advisory agreement between the adviser and sub-adviser, CCA is entitled to receive an annual sub-advisory fee equal to 0.25% of each Fund's average daily net assets.   The sub-adviser is paid by the adviser, not the Funds directly.  The sub-adviser was registered with the SEC in 2007.  As of [______, 2012] it had [$_____ million] in assets under management.

PORTFOLIO MANAGERS:

The Funds' Statement of Additional Information provides additional information about each Portfolio Manager's compensation structure, other accounts managed by each Portfolio Manager, and each Portfolio Manager's ownership of shares of the Funds.

Prior Performance Information of Sub-Adviser Composite Accounts

The sub-adviser also manages separate accounts using substantially the same strategies as it uses for the CCA Core Return Fund ..  The composite below (the “Composite” ) includes all of these substantially similar accounts (the “Composite Accounts”).  The sub-adviser has full discretionary authority over the selection of investments for the clients whose accounts comprise the Composite Accounts and uses substantially the same goals and style of investment management in managing the CCA Core Return Fund.  The sub-adviser employs the same features of the CCA Core Return Fund’s principal investment strategies, using the sub-adviser’s investment principles and algorithms ..  The CCA Core Return Fund has substantially the same investment objective, policies and strategies as the Composite Accounts.

The information in the Composite is provided to show the past performance of the Composite Accounts as measured against the specified benchmark.  The performance of the Composite does not represent the historical performance of the CCA Core Return Fund, and should not be considered indicative of future performance of the Composite Accounts or the CCA Core Return Fund ..  Future results will differ from past results because of differences in future behavior of the various investment markets, brokerage commissions, account expenses, the size and liquidity of positions taken in relation to account size and diversification of securities, the timing of purchases and sales and the time required to become fully invested, among other things.  In addition, the Composite Accounts are not subject to certain investment limitations and other restrictions imposed by the 1940 Act and the Internal Revenue Code that , if applicable, might have adversely affected the performance of the Composite Accounts during the periods shown.  Performance of the CCA Core Return Fund for future periods will definitely vary, and some months. Quarters and years may have negative performance.

The sub-adviser provided the information shown below and calculated the performance information using a method similar to, but not identical to, the method approved by the Securities and Exchange Commission for investment company financial reports ..  The Composite returns shown include realized and unrealized gains plus income, including accrued income.  These returns have been adjusted to reflect the estimated operating expenses of the shares of the Fund, including the effect of the expense limitation agreement , in place of the fees charged for the Composite Accounts ..  The performance is shown net of estimated operating expenses of each share class for the first year of operations of the Fund ..  Results include the reinvestment of dividends and capital gains.  Returns from cash and cash equivalents in the Composite Accounts are included in the performance calculations, and the cash and cash equivalents are included in the total assets on which the performance is calculated.   The Composite Accounts were valued on a monthly basis , which differs from the SEC return calculation method that employs daily valuation ..

Sub-Adviser Composite Accounts

Average Annual Total Returns

For the periods ended [__], 2012

Composite Accounts [1]	1 Year	3 Years	5 Years	Since Inception [2]
Assuming Institutional Class Expenses	[__]%	[__]%	[__]%	[__]%
Assuming Investor Class Expenses	[__]%	[__]%	[__]%	[__]%
[Appropriate Index][3]	[__]%	[__]%	[__]%	[__]%

1 As of [__], 2012 the Composite Accounts totaled $[___________].

2 The inception date for the Composite Accounts is [_________].

3 [Description of Index].